UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF BOARD OF DIRECTORS

Medellin, Colombia, March 17, 2014

At the annual General Shareholders’ Meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) appointed the following individuals to serve on the Board of Directors from April 2014 to March 2016:

David Emilio Bojanini García

José Alberto Vélez Cadavid

Gonzalo Alberto Pérez Rojas

Ricardo Sierra Moreno

Rafael Martínez Villegas

Hernando José Gómez Restrepo

Roberto Ricardo Steiner Sampedro

At the general Shareholders’ Meeting, Ricardo Sierra Moreno, Rafael Martínez Villegas, Hernando José Gómez Restrepo and Roberto Ricardo Steiner Sampedro were designated as independent directors in accordance with Bancolombia’s bylaws and other applicable laws. Consequently, the majority of the Board remains composed of independent members.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 17, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance